 Exhibit 99.1

56 Temperance Street Suite 501 Toronto, Ontario M5H 3V5 CANADA Tel: 1 (416) 646-3825 Fax: 1 (416) 646-3828 www.gammongold.com

Gammon 2010 Exploration Adds Proven and Probable Reserves and Measured and
Indicated Resources

Toronto, February 28, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM) and (NYSE:GRS) today reported its updated Reserves and Resources, as at December 31st, 2010 which include the addition of 0.5 million gold equivalent ounces1 to Proven and Probable Reserves and an increase of 0.2 million gold equivalent ounces2 to Measured and Indicated Resources.

All figures reported are in U.S. dollars unless otherwise indicated.

Highlights:

  Addition to company-wide Proven and Probable Reserves of 459 thousand gold equivalent ounces1, an increase of 18% before mining depletion;

  Addition to company-wide Measured and Indicated Resources of 238 thousand gold equivalent ounces2, an increase of 47% (calculated at metal prices below current spot prices);

  Addition to Proven and Probable Reserves at Ocampo of 398 thousand gold equivalent ounces1, an increase of 20% before mining depletion, including:

  280 thousand gold equivalent ounces1 at the Ocampo underground, an increase of 45%
  118 thousand gold equivalent ounces1 at Ocampo open pit operations, an increase of 9%

  Addition to Proven and Probable Reserves at El Cubo of 61 thousand gold equivalent ounces1, an increase of 10% before mining depletion;

  Proven and Probable Reserves of 2.7 million gold equivalent ounces1 company-wide including:

  1.6 million gold ounces, an increase of 11%
  71.0 million silver ounces, an increase of 7%
  Measured & Indicated Resources of 741 thousand gold equivalent ounces2 company-wide including:
  0.5 million gold ounces, an increase of 36%
  16.0 million silver ounces, an increase of 68%

Rene Marion, President and CEO, commented: “In this, the first year in which meaningful exploration has been conducted on Gammon’s properties, we have been able to significantly extend the life of the underground and open pit ore bodies at Ocampo and add ounces at El Cubo, despite the limited exploration work conducted there in 2010. Our reserve ounces were added at a favourable finding cost of only $49 per gold equivalent ounce1 and represent highly profitable ounces given their immediate proximity to existing mine development and infrastructure.” Rene Marion continued, “We are also very pleased that measured and indicated resources have increased to 741 thousand gold equivalent ounces2 and it’s worth noting that at today’s metal prices, many of these ounces could be classified as reserves. The 2010 exploration program has not only extended the North East underground operation by two (2) kilometers to the south, connecting to the Picacho open pit, but has also identified ten (10) new underground veins and one new open pit. The 2011 success driven exploration program at Ocampo has been expanded from 2010 and will not only focus on continued resource conversion, but also on 13 new underground veins located in four distinct regions and on six (6) new open pit targets.”

1 Gold equivalent Reserves use a silver to gold ratio of 61.75:1
2 Gold equivalent Resources use a silver to gold ratio of 55.00:1

Proven and Probable Mineral Reserves

Gammon Consolidated
Using a silver to gold equivalency ratio of 61.75:1 Gammon’s total Proven and Probable mineral reserves at year-end 2010 increased by 459 thousand gold equivalent ounces, or 18% prior to depletion. After accounting for mining depletion of 226 thousand gold equivalent ounces, Proven and Probable reserves stand at 2.7 million gold equivalent ounces, versus 2.5 million gold equivalent ounces at year-end 2009, or an increase of 9%.

Ocampo Underground
Using a silver to gold equivalency ratio of 61.75:1, 2010 year-end Proven and Probable reserves at the Ocampo underground increased by 280 thousand gold equivalent ounces, or 45% prior to mining depletion. After accounting for depletion of 82 thousand gold equivalent ounces, Proven and Probable reserves stand at 810 thousand gold equivalent ounces representing an increase of 32%. During the year, Ocampo added six new veins to reserves at the northeast underground, and increased reserves in 14 of the 20 existing veins there. In addition, the six veins that comprise the Santa Eduviges complex were added to reserves and Santa Eduviges was brought into production at year-end.

Ocampo Open Pits
Using a silver to gold equivalency ratio of 61.75:1, 2010 year-end Proven and Probable reserves at the Ocampo open pits increased by 118 thousand gold equivalent ounces, or 9% prior to mining depletion. After accounting for mining depletion of 121 thousand gold equivalent ounces, Proven and Probable reserves stand at 1.3 million gold equivalent ounces. Additional surface drilling in 2010 has seen the extension of the pits to the east at Picacho and to the south in Refugio/PDG, and as well the inclusion in reserves for the first time of a new satellite pit, Los Molinas, that is located 300 metres from the Ocampo mill facility.

El Cubo Underground
During the curtailment of production in the second half of 2010 the El Cubo geology staff was able to focus on the re-interpretation of past sampling programs and on the incorporation of the successful five month drilling program up until the labour disruption action. Using a silver to gold equivalency ratio of 61.75:1, 2010 year-end Proven and Probable reserves at the El Cubo mine increased by 61 thousand gold equivalent ounces, or 10% prior to mining depletion. After accounting for limited mining depletion, Proven and Probable reserves stand at 620 thousand gold equivalent ounces representing a 6% increase. Included in the resource additions at El Cubo are the delineation of two entirely new veins discovered during the 2009/2010 drilling programs, for which a plan and budget is in place for immediate development upon the mine’s restart.

Gammon Consolidated Measured & Indicated Mineral Resources and Inferred Resources

Gammon’s total Measured and Indicated mineral resources at year-end 2010 increased by 238 thousand gold equivalent ounces to 741 thousand gold equivalent ounces, or 47%, versus 503 thousand gold equivalent ounces at a silver to gold equivalency ratio of 55:1.

Gammon’s total Inferred mineral resources at year-end 2010 decreased by 174 thousand ounces to 4.6 million gold equivalent ounces, or 4% versus 4.8 million gold equivalent ounces at a silver to gold equivalency ratio of 55:1.

1 Gold equivalent Reserves use a silver to gold ratio of 61.75:1
2 Gold equivalent Resources use a silver to gold ratio of 55.00:1

Reserve and Resource Estimates

Mineral Reserves and Mineral Resources are stated as of December 31, 2010. Mineral Reserves have been calculated assuming the three year trailing average metal prices and used a gold price of $1,025 per ounce, and a silver price of $16.60 per ounce for a silver to gold equivalency ratio of 61.75:1. Mineral Resources have been calculated using a gold price of $1,250 per ounce, and a silver price of $22.75 per ounce, for a silver to gold equivalency ratio of 55:1.

2011 Exploration Program

Gammon has committed to an extensive exploration program in 2011 designed to follow up on the success of both the 2010 drilling program and the resulting reserve and resource additions. The following is a breakdown of the currently planned and approved drilling programs across the company:

Project	Expenditures ($ millions)	Drill (m)	Development (m)
Ocampo	27-29	159,000	7,900
El Cubo	2-3	12,000	-
Guadalupe y Calvo	4-5	15,000	1,700
Grassroots	7-8	25,000	-
Total	40-45	211,000	9,600

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Ocampo Proven & Probable Reserves(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000's)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)
Open Pit Area(9)
Proven	30,355	0.39	15	0.64	380	14,843	620
Probable	33,933	0.37	15	0.62	408	16,510	676
Total Open Pit Area Proven & Probable	64,287	0.38	15	0.63	788	31,353	1,296
Underground Area
Proven	3,049	3.14	146	5.50	308	14,282	539
Probable	2,080	2.26	110	4.04	151	7,350	270
Total Underground Area Proven & Probable	5,130	2.79	131	4.91	459	21,632	810

Total Proven	33,404	0.64	27	1.08	688	29,125	1,160
Total Probable	36,013	0.48	21	0.82	560	23,860	946

Total Ocampo Proven & Probable	69,417	0.56	24	0.94	1,248	52,985	2,106

El Cubo Proven & Probable Reserves(4)(5)(7)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)
El Cubo
Proven	1,542	2.62	154	5.11	130	7,618	254
Probable	1,877	2.69	134	4.86	163	8,075	293
Total El Cubo Proven & Probable Reserves	3,419	2.66	143	4.97	293	15,694	547
Las Torres (Underground)
Proven	266	1.96	137	4.18	17	1,173	36
Probable	250	2.34	146	4.70	19	1,172	38
Total Las Torres Proven & Probable Reserves	516	2.14	141	4.43	36	2,345	74

Total Proven – El Cubo and Las Torres	1,808	2.53	151	4.98	147	8,791	289
Total Probable – El Cubo and Las Torres	2,127	2.65	135	4.84	181	9,247	331

Total Proven & Probable Reserves – El Cubo and Las Torres	3,936	2.59	143	4.90	328	18,038	620

Total Summary of Proven & Probable Reserves(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)

Total Proven	35,212	0.74	33	1.28	835	37,916	1,449
Total Probable	38,141	0.60	27	1.04	741	33,107	1,277

Total Proven & Probable Reserves	73,353	0.67	30	1.16	1,576	71,023	2,726

Ocampo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Open Pit Area(9)
Measured	13,644	0.15	6	0.26	67	2,627	114
Indicated	20,037	0.20	8	0.34	126	5,127	219
Total Open Pit Area Measured & Indicated	33,682	0.18	7	0.31	192	7,754	333
Inferred	15,523	0.47	23	0.89	237	11,507	446
Underground Area
Measured	649	0.86	46	1.68	18	951	35
Indicated	628	0.87	45	1.69	18	911	34
Total Underground Measured & Indicated	1,277	0.86	45	1.69	35	1,862	69
Inferred	5,092	4.12	256	8.77	674	41,922	1,437
Summary - Total Measured & Indicated
Total Measured	14,294	0.18	8	0.33	84	3,579	150
Total Indicated	20,665	0.22	9	0.38	143	6,038	253
Total Ocampo Measured & Indicated	34,959	0.20	9	0.36	228	9,617	403
Summary - Total Inferred
Total Ocampo Inferred	20,615	1.37	81	2.84	911	53,428	1,883

El Cubo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
El Cubo
Measured	149	1.80	121	4.00	9	579	19
Indicated	477	1.93	157	4.78	30	2,404	73
Total El Cubo Measured & Indicated	627	1.90	148	4.59	38	2,983	92
Inferred	3,499	3.29	176	6.49	370	19,788	730
Las Torres
Measured	8	1.73	54	2.71	0	13	1
Indicated	19	1.76	52	2.71	1	32	2
Total Las Torres Measured & Indicated	27	1.75	53	2.71	2	45	2
Inferred	546	4.12	169	7.20	72	2,973	126
Fenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2,100	2.72	49	3.61	184	3,308	244
Total Fenix Pit Measured & Indicated	2,100	2.72	49	3.61	184	3,308	244
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured – El Cubo and Las Torres	157	1.80	118	3.93	9	592	20
Total Indicated – El Cubo and Las Torres	2,597	2.57	69	3.82	214	5,744	319
Total Measured & Indicated – El Cubo and Las Torres	2,753	2.52	72	3.83	223	6,336	339
Summary – Inferred
Total Inferred – El Cubo and Las Torres	4,045	3.40	175	6.59	443	22,761	857

Guadalupe y Calvo Estimate of Inferred Resources(3)(4)(5)(7)(10)(11)
Deposit Location	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Rosario Bulk Tonnage (at 75% of available tonnes)	10,700	1.60	96	3.35	566	33,100	1,168
Rosario Underground (at 33% of available tonnes)	700	18.50	435	26.41	393	9,200	560
Rosario
Total Rosario Inferred	11,400	2.64	117	4.77	959	42,300	1,728
Nankin Underground (at 33% of available tonnes)	400	9.25	260	13.98	118	3,300	178
Nankin
Total Nankin Inferred	400	9.25	260	13.98	118	3,300	178
Summary – Inferred
Total Rosario and Nankin Inferred	11,800	2.84	120	5.02	1,077	45,600	1,906

Total Summary of Measured, Indicated and Inferred Resources(3)(4)(5)(7)(8)(10)(11)
Mineral Category	Tonnes (000’s)	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Summary - Measured & Indicated
Total Measured	14,450	0.20	9	0.36	94	4,171	169
Total Indicated	23,262	0.48	16	0.76	358	11,782	572
Total Measured & Indicated	37,712	0.37	13	0.61	451	15,953	741
Summary – Inferred
Total Inferred	36,460	2.07	104	3.96	2,431	121,789	4,645

Notes to Mineral Resources and Reserves Tables:

1.	Gold equivalent calculations use the reserve metal prices of $1025/oz for gold and $16.60/oz for silver for a gold to silver ratio of 61.75:1 . Individual process recoveries are not factored into the gold to silver ratio calculation.
2.	Gold equivalent calculations use the resource metal prices of $1250/oz for gold and $22.75/oz for silver for a gold to silver ratio of 55.00:1. Individual process recoveries are not factored into the gold to silver ratio calculation.
3.	These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
4.	Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into Reserves.
5.	Mineral Reserves and Resources have been calculated as at December 31, 2010.
6.	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
7.	The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2010 are as follows:

	Au	Ag
	Metallurgical	Metallurgical	Cut-off Grade
Mine	Recovery (%)	Recovery (%)	g/t
Ocampo Open-Pit Mill	95	82	>1.70
Ocampo Open Pit Leach	82	72	>0.17-1.70
Ocampo Underground	95	82	1.80
El Cubo	90	88	1.86

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8.	The Ocampo Open Pit strip ratio is 2.7:1.
9.	The basis for the reserve estimation is the Whittle pit optimization methodology.
10.	Sums may not add to totals due to rounding.
11.	The following are the qualified persons responsible for mineral reserve and mineral resource estimates as at December 31, 2010.

Property	Qualified Person
El Cubo – Excluding Dolores & Capulin	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates
Ocampo	Ramon Luna, P. Geo, Director, Servicios y Proyectos Mineros De México S.A. de C.V.
Guadalupe y Calvo	Barton G. Stone, C.P.G., Chief Geologist, Pincock Allen & Holt,
Mark G. Stevens, C.P.G, former Pincock, Allen & Holt employee,
Clarence J. Wendt, P. Geo, Consulting Geologist, former Pincock, Allen & Holt employee